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                             March 26, 2021

       Dave Girouard
       Chief Executive Officer
       Upstart Holdings, Inc.
       2950 S. Delaware Street, Suite 300
       San Mateo, CA 94403

                                                        Re: Upstart Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 23,
2021
                                                            CIK No. 0001647639

       Dear Mr. Girouard:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin at (202) 551-3552 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance